Exhibit 14

CODE OF ETHICS

OF
ARROWROOT ACQUISITION CORP.

Adopted: February ___, 2021

The Board of Directors (the “Board”) of Arrowroot Acquisition Corp. (the “Company”) has adopted this Code of Ethics (this “Code”) to provide value for our stockholders; and

●	To encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

●	To prompt full, fair, accurate, timely and understandable disclosure;

●	To comply with applicable laws and governmental rules and regulations;

●	To prompt internal reporting of violations of this Code;

●	To protect the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and

●	To deter wrongdoing.

All directors, officers, employees and independent contractors of the Company are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code. For purposes of this Code, all directors, officers, employees and independent contractors are referred to collectively as “employees” or “you” throughout this Code.

I. Honest and Ethical Conduct

All directors, officers, employees and independent contractors owe duties to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Deceit and subordination of principle are inconsistent with integrity.

All directors, officers, employees and independent contractors have the following duties:

●	To conduct business with professional courtesy and integrity, and act honestly and fairly without prejudice in all commercial dealings;

●	To work in a safe, healthy and efficient manner, using skills, time and experience to the maximum of abilities;

●	To comply with applicable awards, Company policies and job requirements, and adhere to a high standard of business ethics;

●	To observe both the form and spirit of laws, governmental rules, regulations and accounting standards;

●	Not to knowingly make any misleading statements to any person or to be a party to any improper practice in relation to dealings with or by the Company;

●	To ensure that Company resources and properties are used properly;

●	To maintain the confidentiality of information where required or consistent with Company policies; and

●	Not to disclose information or documents relating to the Company or its business, other than as required by law, not to make any unauthorized public comment on Company affairs and not to misuse any information about the Company or its associates, and not to accept improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

II. Conflicts of Interest

A “conflict of interest” arises when an individual’s personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts may be:

●	To serve as a director, employee or contractor for a company that has a business relationship with, or is a competitor of the Company;

●	To have a financial interest in a competitor, supplier or customer of the Company;

●	To receive improper personal benefits from a competitor, supplier or customer, as a result of any transaction or transactions of the Company;

●	To accept financial interest beyond entertainment or nominal gifts in the ordinary course of business, such as a meal or a coffee mug;

●	To present at a conference where the conference sponsor has a real or potential business relationship with the Company (e.g. vendor, customer, or investor), and, the conference sponsor offers travel or accommodation arrangements or other benefits materially in excess of the Company’s standard; or

●	To use for personal gain, rather than for the benefit of the Company, an opportunity that you discovered through your role with the Company.

Fidelity or service to the Company should never be subordinated to or dependent on personal gain or advantage. Conflicts of interest should be avoided.

In most cases, anything that would constitute a conflict for a director, officer or employee also would present a conflict if it is related to a member of his or her family.

Interests in other companies, including potential competitors and suppliers, that are purely for management of the other entity, or where an otherwise questionable relationship is disclosed to the Board and any necessary action is taken to ensure there will be no effect on the Company, are not considered conflicts unless otherwise determined by the Board.

Evaluating whether a conflict of interest exists can be difficult and may involve a number of considerations. We also encourage you to seek guidance from your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents, when you have any questions or doubts.

III. Related-Party Transactions

The Company shall avoid, wherever possible, all Related-Party Transactions (as defined below) that could result in actual or potential conflicts of interests, except if in accordance with the approval process and guidelines included below.

Related-Party Transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year (or for so long as the Company is a "smaller reporting company," the lesser of (x) $120,000 and (y) 1% of the average of the Company's total assets at year end for the last two completed fiscal years), (2) the Company or any of the Company’s subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b) (each, a “Related Party), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

Approval Process and Guidelines.

●	Each director and executive officer shall identify, any Related-Party Transaction involving a Related Party and inform the Committee (as defined below) before the Company may engage in the transaction with a Related Party. Each of the Company’s directors and officers shall complete a directors’ and officers’ questionnaire that elicits information about Related-Party Transactions.

●	In the event that the Company proposes to enter into, or materially amend, a Related-Party Transaction, the Chief Executive Officer or Chief Financial Officer, or their equivalents, shall present such Related-Party Transaction to the Audit Committee of the Board (the “Audit Committee”) for review and consideration. In the event that it is inappropriate for the Audit Committee to review the transaction for reasons of conflict of interest or otherwise, after taking into account possible recusals by Audit Committee members, the Related-Party Transaction shall be reviewed and subject to oversight by the disinterested and independent directors of the Board. The reviewing body shall be referred to in this Code as the “Committee.” The presentation to the Committee shall include, to the extent reasonably available, a description of (a) all of the parties thereto, (b) the interests, direct or indirect, of any Related Party in the transaction in sufficient detail so as to enable the Committee to fully assess such interests, (c) a description of the purpose of the transaction, (d) all of the material facts of the proposed Related-Party Transaction, including the proposed aggregate value of such transaction, or, in the case of indebtedness, the amount of principal that would be involved, (e) the benefits to the Company of the proposed Related-Party Transaction, (f) if applicable, the availability of other sources of comparable products or services, (g) an assessment of whether the proposed Related-Party Transaction is on terms that are comparable to the terms available to or from, as the case may be, unrelated third parties and (h) the recommendation of the Chief Executive Officer or Chief Financial Officer, or their equivalents, with respect to the proposed Related-Party Transaction. In the event the Committee is asked to consider whether to ratify an ongoing Related-Party Transaction, in addition to the information identified above, the presentation shall include a description of the extent of work performed and remaining to be performed in connection with the transaction and an assessment of the potential risks and costs of termination of the transaction, and where appropriate, the possibility of modification of the transaction.

●	Wherever possible, a Related-Party Transaction shall require, by the Committee, who had access at the Company’s expense to the Company’s attorneys or independent legal counsel, prior approval and a determination that the terms of such Related-Party Transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

●	Any Related-Party Transaction, if not a Related-Party Transaction when originally consummated, or if not initially identified as a Related-Party Transaction prior to consummation, shall be submitted to the Committee for review in accordance with the review and oversight policies set forth above as soon as reasonably practicable. In its review of such Related-Party Transaction, the Committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such Related-Party Transaction.

●	Notwithstanding the foregoing, the Company shall not consummate its initial business combination (a “Business Combination”) with an entity that is affiliated with any of the Company’s officers, directors or other insiders, unless the Company has obtained (i) an opinion from an independent investment banking or accounting firm as to the fair market value of the target business and that the business combination is fair to the Company’s unaffiliated stockholders from a financial point of view, (ii) the approval of the Audit Committee and (iii) the approval of a majority of the Company’s disinterested and independent directors.

●	In no event will the Company’s insiders or any of the members of the Company’s management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of the Company’s initial Business Combination (regardless of the type of transaction that it is).

IV. Disclosure

Each director, officer or employee, to the extent involved in the Company’s disclosure process, including the Chief Executive Officer or Chief Financial Officer, or their equivalents, the (the “Senior Financial Officers”), is required to be familiar with the Company’s disclosure controls and procedures applicable to him or her so that the Company’s public reports and documents comply in all material respects with the applicable securities laws and rules. In addition, each such person having direct or supervisory authority regarding these securities filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosures.

Each director, officer or employee, to the extent involved in the Company’s disclosure process, including the Senior Financial Officers, must:

●	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

●	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

V. Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of their duties for the Company, including those relating to accounting and auditing matters and insider trading.

The Board endeavors to ensure that the directors, officers and employees of the Company act with integrity and observe the highest standards of behavior and business ethics in relation to their corporate activities.

Specifically, directors, officers and employees must:

●	Comply with the law;

●	Act in the best interests of the Company;

●	Be responsible and accountable for their actions; and

●	Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Generally, it is against Company policies for any individual to profit from undisclosed information relating to the Company or any other company in violation of insider trading or other laws. Anyone who is aware of material nonpublic information relating to the Company, our customers, or other companies may not use the information to purchase or sell securities in violation of securities laws.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the Chief Executive Officer or Chief Financial Officer, or their equivalents, before making any such purchase or sale. Other policies issued by the Company also provide guidance as to certain of the laws, rules and regulations that apply to the Company's activities.

VI. Reporting and Accountability

The Board has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any violation of this Code is required to notify the Chief Executive Officer or Chief Financial Officer, or their equivalents, promptly.

Any questions relating to how these policies should be interpreted or applied should be addressed to your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, as discussed in Section II of this Code, should be discussed with your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Chief Executive Officer or Chief Financial Officer, or their equivalents, to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer or employee must:

●	Notify the Chief Executive Officer or Chief Financial Officer, or their equivalents, promptly of any existing or potential violation of this Code; and

●	Not retaliate against any other director, officer or employee for reports of potential violations.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

●	The Chief Executive Officer or Chief Financial Officer, or their equivalents, will take all appropriate action to investigate any violations reported. In addition, the Chief Executive Officer or Chief Financial Officer, or their equivalents, as appropriate, shall report each violation and alleged violation involving a director or an executive officer to the Chairman of the Board. To the extent he or she deems appropriate, the Chairman of the Board shall participate in any investigation of a director or executive officer. After the conclusion of an investigation of a director or executive officer, the conclusions shall be reported to the Board.

●	The Board will conduct such additional investigation as it deems necessary. The Board will determine whether a director or executive officer has violated this Code. Upon being notified that a violation has occurred, the Chief Executive Officer or Chief Financial Officer, or their equivalents, will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate law enforcement authorities.

VII. Corporate Opportunities

Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes, the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with your manager, the Chief Executive Officer or Chief Financial Officer, or their equivalents.

VIII. Confidentiality

In carrying out the Company’s business, employees, independent contractors, officers and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees, independent contractors, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

IX. Fair Dealing

Our core value of operating is based on responsiveness, openness, honesty and trust with our members, business partners, employees and stockholders. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Theft, carelessness and waste have a direct impact on our profit.

XI. Waivers and Amendments

From time to time, the Company may waive provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with your manager, the Chief Executive Officer or Chief Financial Officer, or their equivalents.

Any waiver of the Code for executive officers (including Senior Financial Officers) or directors of the Company may be made only by the Board and must be promptly disclosed to stockholders along with the reasons for such waiver in a manner as required by applicable law or the rules of the applicable stock exchange. Any amendment or waiver of any provision of this Code must be approved in writing by the Board or, if appropriate, its delegate(s) and promptly disclosed pursuant to applicable laws and regulations.

Any waiver or modification of the Code for a Senior Financial Officer will be promptly disclosed to stockholders if and as required by applicable law or the rules of the applicable stock exchange.

The Company is committed to continuously reviewing and updating its policies, and therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law.